Deutsche Banc Alex. Brown Inc.
                                                Mergers, Acquisitions and
                                                Corporate Advisory Group
                                                130 Liberty Street, NYC02-3301
                                                New York, NY 10006

                                                Tel 212 250 6000
                                                Fax 212 250 6440

                                                August 23, 2001


The Special Committee of the Board of Directors
PolyVision Corporation
4888 South Old Peachtree Road
Norcross, GA 30071

Gentlemen:

Deutsche Banc Alex. Brown Inc. ("Deutsche Banc Alex. Brown") has acted as financial advisor to the Special Committee of the Board of Directors of PolyVision Corporation ("PolyVision" or the "Company") in connection with the proposed Agreement and Plan of Merger (the "Merger Agreement"), among the Company, Steelcase Inc. ("Steelcase") and PV Acquisition, Inc., a wholly owned subsidiary of Steelcase ("Merger Sub"), which provides, among other things, for Merger Sub to merge with and into the Company (the "Transaction") whereby each share of Company Common Stock not owned directly or indirectly by the Company or Steelcase will be converted into the right to receive $2.25 in cash (the "Consideration"), and as a result, the Company will become a wholly owned subsidiary of Steelcase. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested Deutsche Banc Alex. Brown's opinion, as investment bankers, as to the fairness, from a financial point of view, of the Consideration to the common stockholders of PolyVision, other than The Alpine Group, Inc.

In connection with Deutsche Banc Alex. Brown's role as financial advisor to PolyVision, and in arriving at its opinion, Deutsche Banc Alex. Brown has reviewed certain publicly available financial and other information concerning the Company and certain internal analyses and other information furnished to it by management of the Company. Deutsche Banc Alex. Brown has also held discussions with members of the senior management of the Company regarding the business and prospects of the Company. In addition, Deutsche Banc Alex. Brown has (I) reviewed the historical reported prices and trading activity for Company Common Stock, (ii) compared certain financial and stock market information for the Company with similar information for certain companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable, in whole or in part, to the Transaction, (iv) reviewed the terms of the Merger Agreement, the Shareholder Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.



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Deutsche Banc Alex. Brown


The Special Committee of the Board of Directors
PolyVision Corporation
August 23, 2001
Page 2


Deutsche Banc Alex. Brown has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Banc Alex. Brown has assumed and relied upon the accuracy and completeness of all such information and Deutsche Banc Alex. Brown has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company. With respect to management's financial forecasts and projections made available to Deutsche Banc Alex. Brown and used in its analyses, Deutsche Banc Alex. Brown has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company, as to the matters covered thereby. In rendering its opinion, Deutsche Banc Alex. Brown expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Banc Alex. Brown's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof. We were not requested to, and did not, solicit from any third party any indications of interest in acquiring the Company.

For purposes of rendering its opinion, Deutsche Banc Alex. Brown has assumed that, in all respects material to its analysis, the representations and warranties of the Company, Steelcase, and Merger Sub contained in the Merger Agreement are true and correct, the Company, Steelcase and Merger Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of the Company, Steelcase and Merger Sub to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Banc Alex. Brown has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained.

This opinion is addressed to and is for the use and benefit of the Special Committee of the Board of Directors of PolyVision in considering the Transaction and is not a recommendation to the Special Committee or to the stockholders to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, to the common stockholders of PolyVision, other than The Alpine Group, Inc., of the Consideration, and Deutsche Banc Alex. Brown expresses no opinion as to the merits of the underlying decision by the Company to engage in the Transaction. The Board of Directors of the Company may consider this opinion as if the same were addressed to it.

Deutsche Banc Alex. Brown will be paid a fee for its services as financial advisor to the Special Committee in connection with the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking and other financial services to the Company, and



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Deutsche Banc Alex. Brown


The Special Committee of the Board of Directors
PolyVision Corporation
August 23, 2001
Page 3


The Alpine Group, Inc. and its affiliates, for which it has received compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Company and Steelcase for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Banc Alex. Brown's opinion as investment bankers that, as of the date hereof, the Consideration is fair, from a financial point of view, to the common stockholders of PolyVision, other than The Alpine Group, Inc.

                                    Very truly yours,


                                    /s/ Deutsche Banc Alex. Brown Inc.
                                    ------------------------------------
                                    DEUTSCHE BANC ALEX. BROWN INC.





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